The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2) Registration Nos. 333-292881 and 333-292881-01

Subject To Completion, dated September 24, 2026

PRICING SUPPLEMENT No. 237 dated September        , 2026

(To Prospectus Supplement dated February 13, 2026

and Prospectus dated February 13, 2026)

Wells Fargo Finance LLC

Medium-Term Notes, Series B

Fully and Unconditionally Guaranteed by Wells Fargo & Company

$

Fixed Rate Callable Notes

Notes due December 2, 2027

The notes have a term of 14 months, subject to our right to redeem the notes on the optional redemption dates beginning approximately 6 months after issuance. The notes pay interest on the stated maturity date at a fixed per annum rate, as set forth below. All payments on the notes are subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment. The notes will not be listed on any exchange and are designed to be held to maturity.

Terms of the Notes
Issuer:	Wells Fargo Finance LLC
Guarantor:	Wells Fargo & Company
Original Offering Price:

$1,000 per note; provided that the original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary but will not be less than $999.00 per note and will not be more than $1,000 per note. Because the original offering price for eligible institutional investors and investors purchasing the notes in a fee-based advisory account will vary as described in footnote (1) below, the price such investors pay for the notes may be higher than the prices paid by other eligible institutional investors or investors in fee-based advisory accounts based on then-current market conditions and the negotiated price determined at the time of each sale.

Principal Amount:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Pricing Date:	September 28, 2026.*
Issue Date:	September 30, 2026.*
Stated Maturity Date:

December 2, 2027.* The notes are subject to redemption by Wells Fargo Finance LLC prior to the stated maturity date as set forth below under “Optional Redemption.” The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date.

Payment at Maturity:

Unless redeemed prior to stated maturity by Wells Fargo Finance LLC, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Date:	The stated maturity date, unless earlier redeemed.*
Interest Period:	The period from, and including, the issue date to, but excluding, the stated maturity date.
Interest Rate:

5.02% per annum. See “Description of Notes—Interest and Principal Payments” and “—Fixed Rate Notes” in the prospectus supplement for a discussion of the manner in which interest on the notes will be calculated, accrued and paid. Notwithstanding anything to the contrary in the accompanying prospectus supplement, interest on the notes will be computed for each interest period on the basis of a 360-day year and the actual number of days in such interest period.

Optional Redemption:

The notes are redeemable by Wells Fargo Finance LLC, in whole but not in part, on the optional redemption dates, at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Wells Fargo Finance LLC will give notice to the holders of the notes at least 5 days and not more than 30 days prior to the date fixed for redemption in the manner described in the accompanying prospectus supplement under “Description of Notes—Redemption and Repayment.”

Optional Redemption Dates:	Monthly on the 2nd day of each month, commencing April 2, 2027 and ending November 2, 2027*.
Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP Number:	95001HR45

*

To the extent that we make any change to the expected pricing date or expected issue date, the optional redemption dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” on page PRS-3 herein and “Risk Factors” beginning on page S-5 of the accompanying prospectus supplement.

The notes are the unsecured obligations of Wells Fargo Finance LLC, and, accordingly, all payments are subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Offering Price(1)	Agent Discount(2)	Proceeds to Wells Fargo Finance LLC
Per Note	$1,000.00	$1.00	$999.00
Total

(1)

The original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, the original offering price for such investors will not be less than $999.00 per note and will not be more than $1,000 per note. The original offering price for such investors reflects a foregone selling concession with respect to such sales as described in footnote (2) below.

(2)

The agent will receive an agent discount of up to $1.00 per note, and from such agent discount will allow selected dealers a selling concession of up to $1.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent. Dealers who purchase the notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions. The per note agent discount in the table above represents the maximum agent discount payable per note. See “Supplemental Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, an affiliate of Wells Fargo Finance LLC and a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

ADDITIONAL INFORMATION ABOUT THE ISSUER, THE GUARANTOR AND THE NOTES

The notes are senior unsecured debt securities of Wells Fargo Finance LLC and are part of a series entitled “Medium-Term Notes, Series B.”

All payments on the notes are fully and unconditionally guaranteed by Wells Fargo & Company, as guarantor. All payments on the notes are subject to credit risk.

You should read this pricing supplement together with the prospectus supplement dated February 13, 2026 and the prospectus dated February 13, 2026 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Wells Fargo Finance LLC and not to any of its affiliates, including Wells Fargo & Company.

You may access the prospectus supplement and prospectus on the SEC websiteiwww.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Prospectus Supplement dated February 13, 2026:

https://www.sec.gov/Archives/edgar/data/1738143/000183988226009700/seriesb-424b2_021326.htm

●Prospectus dated February 13, 2026:

https://www.sec.gov/Archives/edgar/data/72971/000183988226009692/standalone-424b2_021326.htm

PRS-2

SELECTED RISK CONSIDERATIONS

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below and the “Risk Factors” section of the accompanying prospectus supplement as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate payable on the notes may be more or less than prevailing market interest rates at any time during the term of the notes. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable note of comparable maturity. If we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

If you are a U.S. holder of a note, you will be required to recognize taxable interest income in each year that you hold the note. You should review the section of this pricing supplement entitled “United States Federal Taxation.”

Risks Relating To An Investment In Wells Fargo Finance LLC’s Debt Securities, Including The Notes

The Notes Are Subject To Credit Risk.

The notes are our obligations, are fully and unconditionally guaranteed by the Guarantor and are not, either directly or indirectly, an obligation of any other third party. Any amounts payable under the notes are subject to creditworthiness. As a result, our and the Guarantor’s actual and perceived creditworthiness may affect the value of the notes and, in the event we and the Guarantor were to default on the obligations under the notes and the guarantee, you may not receive any amounts owed to you under the terms of the notes.

As A Finance Subsidiary, We Have No Independent Operations And Will Have No Independent Assets.

As a finance subsidiary, we have no independent operations beyond the issuance and administration of our securities and will have no independent assets available for distributions to the holders of our securities, including the notes, if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by the Guarantor and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Holders will have recourse only to a single claim against the Guarantor and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of the Guarantor, including holders of unsecured, unsubordinated debt securities issued by the Guarantor.

Holders Of The Notes Have Limited Rights Of Acceleration.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If Either We Or The Guarantor Conveys, Transfers Or Leases All Or Substantially All Of Our Or Its Assets To One Or More Of The Guarantor’s Subsidiaries.

The Notes Will Not Have The Benefit Of Any Cross-Default Or Cross-Acceleration With Other Indebtedness Of The Guarantor; Events Of Bankruptcy, Insolvency, Receivership Or Liquidation

PRS-3

Relating To The Guarantor And Failure By The Guarantor To Perform Any Of Its Covenants Or Warranties (Other Than A Payment Default Under The Guarantee) Will Not Constitute An Event Of Default With Respect To The Notes.

Risks Relating To The Value Of The Notes And Any Secondary Market

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the interest rate provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

●Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.

●Creditworthiness. Actual or anticipated changes in our and the Guarantor’s creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes and the Guarantor’s ability to pay its obligations under the guarantee, such as whether we exercise our option to redeem the notes, an improvement in our and the Guarantor’s creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Risk Relating To Conflicts Of Interest

A Dealer Participating In The Offering Of The Notes Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

If any dealer participating in the offering of the notes, which we refer to as a “participating dealer,” or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, if any, and this projected hedging profit will be in addition to any concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

PRS-4

UNITED STATES FEDERAL TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments for U.S. federal income tax purposes.

We expect the “issue price” of the notes to be equal to the Original Offering Price listed above under “Terms of the Notes.” However, the issue price of the notes will be determined on the pricing date.

The notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes. A U.S. holder (as defined in the accompanying prospectus supplement) will generally be required to recognize the OID in income over the term of the notes in advance of the receipt of the related cash payment.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Taxation,” and in particular the section thereof entitled “Tax Consequences to U.S. Holders—Discount Notes” in the accompanying prospectus supplement for more information.

PRS-5

SUPPLEMENTAL PLAN OF DISTRIBUTION

The original offering price is $1,000 per note; provided that the original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The original offering price for such investors will not be less than $999.00 per note and will not be more than $1,000 per note. The original offering price for such investors reflects a foregone selling concession with respect to such sales as described in the next paragraph.

Wells Fargo Securities, LLC, an affiliate of Wells Fargo Finance LLC and a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes. The agent may resell the notes to other securities dealers at the original offering price of $1,000 per note less a concession not in excess of the agent discount. Such securities dealers may include Wells Fargo Advisors (the trade name of the retail brokerage business of our affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC). Wells Fargo Securities, LLC will receive an agent discount of up to $1.00 per note, and from such agent discount will allow selected dealers a selling concession of up to $1.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent. Dealers who purchase the notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

PRS-6